Exhibit 1

PRESS RELEASE

Gentium Announces Completion of Preclinical and Clinical Studies for Defibrotide

On Track to Submit US and EU Regulatory Filings
by End of Q2 2011

VILLA GUARDIA (COMO), Italy, February 8, 2011 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that ongoing preclinical and clinical studies on Defibrotide have been completed and confirmed its plan to file for regulatory approval of Defibrotide with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA) by the end of the second quarter of 2011.

In the preclinical studies conducted, Defibrotide showed no inhibitory effects in human liver microsomes, indicating that Defibrotide is expected to have a low potential for drug-drug interaction.

In a reproductive toxicity study in rats and rabbits, Defibrotide given by 2-hour infusion showed maternal toxicity with effects on pregnancy and intrauterine development of the progeny, while effects on embryofetal development could not be determined. Defibrotide is being developed for the prevention and treatment of Veno-Occlusive Disease (VOD) in stem cell transplant recipients. Given the disease status and pre-transplant and chemo-inductive therapy regimens, pregnant females are unlikely to be included in the Defibrotide population.

A hERG tail current study with Defibrotide showed no inhibition of the hERG channel at any of the doses tested.

In line with these findings, a thorough ECG study demonstrated that Defibrotide did not prolong QT/QTc interval in healthy human volunteers at either the therapeutic dose (6.25 mg/kg) or at the supratherapeutic dose (15 mg/kg), and showed no effects on other ECG parameters. The expected effect on the QT/QTc interval was observed with moxifloxacin as a positive control.

Also in line with previous studies, plasma pharmacokinetics in these healthy volunteers typically showed that Defibrotide had short half-life dose-dependent increase in Cmax and AUC and dose-independent clearance.

“No serious adverse events were reported in any of the 52 healthy subjects enrolled in our studies,” said Dr. Massimo Iacobelli, Scientific Director of Gentium S.p.A. “A total of 30 mild adverse events were reported in 13 subjects: 5 in the Defibrotide therapeutic dose arm, 3 in the Defibrotide supra-therapeutic dose arm, 9 in the placebo arm, and 13 in the moxifloxacin arm. These results indicate that both the therapeutic dose and supra-therapeutic dose of Defibrotide were well tolerated in healthy volunteers.”

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Senior VP & CFO
scalabrese@gentium.it

or

The Trout Group
Christine Labaree, +1 646-378-2951
clabaree@troutgroup.com